UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES THE RETIREMENT OF THE RETAIL AND SMEs BANKING CORPORATE VICEPRESIDENT

Medellin, Colombia, July 27th, 2015

In furtherance of the senior management succession process at Bancolombia and in consideration of the interest expressed by Santiago Pérez Moreno, Retail Banking and SMEs Corporate Vicepresident, to retire and dedicate himself to his personal affairs and enjoy his pension, the Board of Directors, in a meeting held today, appointed Maria Cristina Arrastía Uribe as the new Retail Banking and SMEs Corporate Vicepresident of the Bancolombia Group.

The Board expressed its gratitude to Santiago Pérez Moreno for his 34 years as a member of the work team of the Bancolombia Group, during which time he accomplished many objectives such as the development of the SMEs business unit and the internationalization of credit cards, among many others. In addition, since 1989 he had been the leader of the strategy and the team for Personal Banking. Thanks to his leadership and strategic vision, Mr. Pérez Moreno gave this business unit a major push that allowed the Company to gain an important position in the national and regional market.

Maria Cristina Arrastía, who has been acting as Vice President of Housing and Specialized Consumer Credit, has been involved with the Bancolombia Group for 23 years, during which time she has held different positions in the commercial area. Her appointment will be effective as of October 1st, 2015, after the transition process with Mr. Pérez Moreno is complete.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: July 27, 2015	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance